ROPES & GRAY LLP	Exhibit 12
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

April 1, 2022

TCM Small Cap Growth Fund

Professionally Managed Portfolios

777 East Wisconsin Avenue, 10th Floor

Milwaukee, Wisconsin 53202

Voya Small Cap Growth Fund

Voya Equity Trust

7337 E. Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85258

Ladies and Gentlemen,

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the "Agreement") dated November 18, 2021, by and among Professionally Managed Portfolios, a Massachusetts business trust ("PMP"), on behalf of one of its series, TCM Small Cap Growth Fund (the "Existing Fund"), Voya Equity Trust, a Massachusetts business trust ("VET"), on behalf of one of its series, Voya Small Cap Growth Fund (the "Acquiring Fund"), for purposes of Sections 9.2, 10.2 and 12 of the Agreement only, Voya Investments, LLC, and for purposes of Sections 9.2,10.1 and 12 of the Agreement only, Tygh Capital Management, Inc. The Agreement describes a proposed transaction (the "Reorganization") to occur as of the date of this letter, pursuant to which the Acquiring Fund will acquire all of the assets of the Existing Fund in exchange for shares of beneficial interest in the Acquiring Fund (the "Acquiring Fund Shares") and the assumption by the Acquiring Fund of all of the liabilities of the Existing Fund, following which the Acquiring Fund Shares received by the Existing Fund will be distributed by the Existing Fund to its shareholders in liquidation and termination of the Existing Fund. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

The Existing Fund is a series of PMP, which is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Shares of the Existing Fund are redeemable at net asset value at each shareholder's option. The Existing Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the "Code").

The Acquiring Fund is a series of VET, which is registered under the 1940 Act as an open- end management investment company. Shares of the Acquiring Fund are redeemable at net asset value at each shareholder's option.

TCM Small Cap Growth Fund
Voya Small Cap Growth Fund	- 2 -	April 1, 2022

For purposes of this opinion, we have considered the Agreement, the Proxy Statement/Prospectus dated January 28, 2022 and such other items as we have deemed necessary to render this opinion. In addition, each of the Existing Fund and the Acquiring Fund has provided us with a letter dated as of the date hereof (collectively, the "Representation Letters") representing as to certain facts, occurrences and information upon which each of the Existing Fund and the Acquiring Fund has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; and (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete.

Based on and subject to the foregoing and subject to the final paragraph hereof, we are of the opinion that, for U.S. federal income tax purposes:

(i)The Reorganization will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and the Acquiring Fund and the Existing Fund each will be "a party to a reorganization" within the meaning of Section 368(b) of the Code;

(ii)Under Sections 361 and 357(a) of the Code, the Existing Fund will not recognize gain or loss upon the transfer of the Existing Fund's assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Existing Fund, or upon the distribution of the Acquiring Fund Shares by the Existing Fund to its shareholders in liquidation;

(iii)Under Section 354 of the Code, the Existing Fund shareholders will not recognize any gain or loss upon the exchange of their Existing Fund shares for the Acquiring Fund Shares in the Reorganization;

(iv)Under Section 358 of the Code, the aggregate tax basis of the Acquiring Fund Shares an Existing Fund shareholder receives in the Reorganization will be the same as the aggregate tax basis of the Existing Fund shares exchanged therefor;

ROPES & GRAY LLP
TCM Small Cap Growth Fund	- 3 -	April 1, 2022
Voya Small Cap Growth Fund

(v)Under Section 1223(1) of the Code, an Existing Fund shareholder's holding period for the Acquiring Fund Shares received in the Reorganization will be determined by including the period during which such shareholder held or is treated for federal income tax purposes as having held the Existing Fund shares exchanged therefor, provided that the shareholder held those Existing Fund shares as capital assets;

(vi)Under Section 1032 of the Code, the Acquiring Fund will not recognize gain or loss upon the receipt of the assets ofthe Existing Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Existing Fund;

(vii)Under Section 362(b) of the Code, the Acquiring Fund's tax basis in the assets of the Existing Fund transferred to the Acquiring Fund in the Reorganization will be the same as the Existing Fund's tax basis immediately prior to the transfer;

(viii)Under Section 1223(2) of the Code, the holding period in the hands of the Acquiring Fund of each Existing Fund asset transferred to the Acquiring Fund in the Reorganization will include the period during which such asset was held or treated for federal income tax purposes as held by the Existing Fund; and

(ix)The Acquiring Fund will succeed to and take into account the items of the Existing Fund described in Section 381(c) ofthe Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above. Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

/s/ Ropes & Gray LLP Ropes & Gray LLP